Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna reports production of 103,098 gold equivalent ounces for the first quarter of 2022

Vancouver, April 11, 2022 – Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) reports production results for the first quarter of 2022 from its four operating mines in the Americas and West Africa.

Gold and silver production highlights

•	Gold production of 66,800 ounces; 93 percent increase over Q1 2021
•	Silver production of 1,670,128 ounces; 13 percent decrease over Q1 2021
•	Gold equivalent[1] production of 103,098 ounces

The Company delivered a strong operating performance in the first quarter of 2022 with all mines on target to achieve annual guidance for silver and gold. Gold production of 66,800 ounces, an increase of 93 percent year-over-year, was driven by contributions of 30,068 ounces from the Lindero Mine and 28,235 ounces from the Yaramoko Mine, acquired on July 2021 (refer to Fortuna news release dated July 2, 2021). Silver production of 1.6 million ounces, a 13 percent decrease over the comparable period in 2021, was primarily driven by a 14 percent decrease in head grade at the San Jose Mine, which is in line with the Mineral Reserve average grade.

By-product base metal production amounted to 9.1 million pounds of lead and 10.8 million pounds of zinc.

Fortuna reiterates its annual production guidance range of 6.2 to 6.9 million ounces of silver and between 244 to 280 thousand ounces of gold or between 369,000 to 420,000 ounces gold equivalent2 in 2022, including lead and zinc by products (refer to Fortuna news release dated January 18, 2022).

First Quarter 2022 Consolidated Operating Highlights

	First Quarter 2022					First Quarter 2021
	Lindero, Argentina	San Jose, Mexico	Yaramoko[5], Burkina Faso	Caylloma, Peru	Consolidated	Lindero, Argentina	San Jose, Mexico	Caylloma, Peru	Consolidated
OPERATIONAL FIGURES
Tonnes milled		250,947	127,968	132,574			259,803	131,887
Average tpd milled		2,918	1,546	1,524			3,048	1,499
Ore placed on pad (t)	1,295,755		N/A			2,130,000
SILVER[3]
Grade (g/t)		185		89			217	77
Recovery (%)		91.03		82.11			90.79	81.45
Production (oz)		1,358,189		311,939	1,670,128		1,646,444	267,311	1,913,755
GOLD[4]
Grade (g/t)	0.88	1.13	7.50	0.16		0.82	1.36	0.62
Recovery (%)		90.25	97.8	37.25			90.51	73.09
Production (oz)	30,068	8,239	28,235	258	66,800	22,332	10,301	1,922	34,555
LEAD
Grade (%)				3.55				3.21
Recovery (%)				88.11				87.69
Production (lbs)				9,133,752	9,133,752			8,181,355	8,181,355
ZINC
Grade (%)				4.18				4.70
Recovery (%)				88.62				87.63
Production (lbs)				10,826,902	10,826,902			11,968,896	11,968,896

Notes:
1.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: US$1,884/oz Au, US$24.20/oz Ag, US$2,331/t Pb and US$2,736/t Zn or Au:Ag = 1:77.92, Au:Pb = 1:0.81, Au:Zn = 1:0.50
2.	Au Eq includes gold, silver, lead and zinc and is calculated using the following metal prices: US$1,700/oz Au, US$22/oz Ag, US$2,100/t Pb and US$2,700/t Zn or Au:Ag = 1:77.27, Au:Pb = 1:0.81, Au:Zn = 1:0.63
3.	Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate
4.	Lindero production includes gold in precipitate/sludge; Yaramoko production includes only doré
5.	As Fortuna did not own or operate the Yaramoko Mine during the first quarter of 2021, it is not making a comparison to a previous period
6.	Totals may not add due to rounding

Latin America

The Company´s three mines in Latin America delivered a solid first quarter to start 2022. COVID-19 screening at our operations during January experienced a surge in detected positive cases, reaching a peak of 800 during the month. As at the end of March, positive screened cases had decreased to six.

Quarterly Highlights

•	At the Lindero Mine, gold production exceeded 30,000 ounces for the second consecutive quarter
•	At the San Jose and Caylloma mines, silver production is on target to achieve the upper range of annual guidance

Lindero Mine, Argentina: Gold production on target to achieve annual guidance

Gold production was 30,068 ounces, representing a 35 percent increase year-over-year. Higher gold production is explained by an increase in performance of the three-stage crushing and stacking circuits to design parameters, which delivered 100 percent of the 1.3 million tonnes of ore placed on the pad in the quarter, compared to 19 percent or 0.4 million tonnes of the 2.1 million tonnes placed in the comparable quarter a year ago. Mine production was 2.4 million tonnes of mineralized material with a strip ratio of 0.54:1.

In the first quarter of 2022, a total of 1.3 million tonnes of ore were placed on the leach pad, averaging 0.88 g/t gold and containing 36,568 ounces of gold. The operation lost man-hours in January as a result of the sudden surge in COVID-19 cases causing a 14 percent shortfall in ore placed on the pad, compared to plan for the quarter. The Company is executing a recovery plan during the second and third quarters of the year and does not anticipate any impact on achieving annual production guidance.

The reconciliation of ore sent to the leach pad for tonnes and grade were within 1 percent compared to the reserve model in the first quarter.

San Jose Mine, Mexico: Silver and gold production in line to meet annual guidance

The San Jose Mine produced 1,358,189 ounces of silver and 8,239 ounces of gold, both on target to meet the annual guidance range. Measured against the comparable quarter, silver and gold production was 18 percent and 20 percent lower, respectively. The driver for the decrease in production was primarily lower average head grades of 15 percent and 17 percent for silver and gold, respectively; which is in line with Mineral Reserve estimates.

Caylloma Mine, Peru: Steady performer

The Caylloma Mine produced 311,939 ounces of silver and is on target to meet the upper range of annual guidance. Silver production was 17 percent higher than the comparable period, driven by a 15 percent increase in average head grade from the contribution of newly scheduled higher-grade production stopes located in level 16 of the Animas vein.

Zinc and lead production of 10,826,902 pounds and 9,133,752 pounds are in line to meet annual guidance range.

West Africa

In the first quarter of 2022, the West African region performed strongly. Following the January military coup in Burkina Faso, business in country returned quickly to normal and our operations in the country were never disrupted. Gold production at the Yaramoko Mine is in line to meet the annual guidance range.

At the Séguéla gold Project in Côte d’Ivoire, construction activities are progressing on-time and on-budget with delivery of key supply packages such as the SAG mill and high voltage transformers on schedule. Overall construction is 48 percent complete as of the end of March 2022.

Yaramoko Mine, Burkina Faso: Gold production on target to meet the upper range of annual guidance

The Yaramoko Mine produced 28,235 ounces of gold in the first quarter of 2022 with an average gold head grade of 7.50 g/t.

Gold production is on target to meet the upper end of the annual guidance range primarily due to mill feed grade being 9 percent higher than budgeted for the period. Positive grade reconciliation compared to the reserve model at the 55 Zone and additional tonnes from ore development explain the increase in grade.

Qualified Person

Eric Chapman, Senior Vice President of Technical Services of Fortuna, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s anticipated operational performance in 2022; estimated production forecasts for 2022; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; the assumptions related to the supply of COVID-19 vaccines and the distribution of the vaccines in the countries in which we operate, and the lessening or increase in COVID-19 related restrictions; metal price estimates, estimated metal grades in 2022; undisclosed risks and liabilities relating to the Roxgold business combination; risks that the anticipated benefits of the Roxgold business combination will not be realized or fully realized; the timing of construction and development of the mine at the Séguéla Project and the capital expenditures related to same; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; production costs; timelines; the future financial or operating performance of the Company; capital and operating expenditures; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the impact of the COVID-19 pandemic on the Company’s mining operations and construction activities; the risks relating to a global pandemic, including the COVID-19 pandemic, as well as risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian conflict, any of which could continue to cause a disruption in global economic activity; the risks associated with the completion of the Roxgold Acquisition, including the ability of the Company to successfully consolidate functions, integrate operations, procedures and personnel; adverse changes in prices for gold, silver and other metals; fluctuation in currencies and foreign exchange rates; inflation; the imposition of capital controls in countries in which the Company operates; any extension of the currency controls in Argentina; changes in the prices of key supplies; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; ; the ability of the Company to obtain an extension of the San Jose environmental impact authorization ("EIA"), including the Company's success in challenging an alleged typographical error in the San Jose EIA received by the Company in December 2021 and in obtaining a permanent injunction or equivalent court protection to allow the continued operation of the San Jose mine pending the approval of an extension to the San Jose EIA; changes in the position of regulatory authorities with respect to the granting of approvals or permits; governmental and other approvals; changes in government, political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be conducted in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company, its properties or changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing, and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability and other operating or technical difficulties); the duration and impacts of COVID-19 and other geo-political uncertainties on the Company’s production, workforce, business, operations and financial condition; the expected trends in mineral prices and currency exchange rates; that the Company will obtain succeed in challenging the alleged typographical error in the December 2021 extension to the San Jose EIA; that all required approvals and permits will be obtained for the Company’s business and operations on acceptable terms; that there will be no significant disruptions affecting the Company's operations and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.